November 12, 2024

Mitch Trotter
Chief Financial Officer
EON Resources Inc.
3730 Kirby Drive, Suite 1200
Houston, Texas 77098

       Re: EON Resources Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed on September 24, 2024
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed October 29, 2024
           File No. 001-41278
Dear Mitch Trotter:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Matt Ogurick